

Mail Stop 3561

November 18, 2008

Christopher M. Dubeau
Chief Executive Officer
Atlantis Technology Group
100 NE 80th Terrace
Miami, FL 33138

Re:   **Atlantis Technology Group**
      **Item 4.01 Form 8-K**
      **Filed November 12, 2008**
      **File No. 000-16286**

Dear Mr. Dubeau:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call me at the telephone number listed at the end of this letter.

1.  In the second paragraph of your Item 4.01, you disclose that your former accountant, Bagell, Josephs, Levine & Company, L.L.C reviewed your interim financial statements for the quarter ended March 31, 2008.  It appears that last periodic report on Form 10-Q was for the period ended June 30, 2008, as filed September 10, 2008.   Please tell us whether the interim financial statements included in this periodic report were reviewed by an independent accountant as required by Rule 8-03 of Regulation S-X, and if so, please revise the second paragraph under Item 4.01 on Form 8-K to clarify that your former accountant also

reviewed the period ended June 30,2008.  If the financial statements for this period were not reviewed by an independent accountant, please amend your Form 10-Q for the period June 30, 2008 to state that the financial statements have not been reviewed by an independent accountant, and tell us when you expect that the financial statements included in your period report will be reviewed, and the periodic report appropriately re-amended.

2.  In the fifth paragraph of your Item 4.01, you disclose that you intend to engage a new accountant.  When you engage a new accountant, please report the engagement in new Form 8-K or as an amendment to your original filing on Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K.  In making any disclosure about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

3.  Please note that the date of the report, as presented on the cover page should be the date of the earliest event reported.

4.  Please include an updated letter from your former accountant addressing your revised disclosures as Exhibit 16 letter to your Form 8-K/A.

Closing Comments

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard at (202) 551-3291 or me at (202) 551-3688 if you have questions regarding these comments.

Sincerely,


Ryan C. Milne
Accounting Branch Chief